Northern Star Acquisition Corp.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(212) 818-8800

April 5, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Star Acquisition Corp.
Registration Statement on Form S-4
File No. 333-252603

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Northern Star Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, April 7, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Joanna Coles
Joanna Coles, Chief Executive Officer